OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden
Hours per response .... 14.90

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )*

THE SPORTS CLUB COMPANY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

84917P100
(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P. 1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

3/31/03
(Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84917P100
	SCHEDULE 13D	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAYNE ANDERSON CAPITAL ADVISORS, L.P. - 95-4486379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

		0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,751,961
EACH REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		3,751,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,751,961

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.3%

12	TYPE OF REPORTING PERSON

IA

CUSIP NO. 84917P100
	SCHEDULE 13D	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RICHARD A. KAYNE - ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A U.S. CITIZEN

	7	SOLE VOTING POWER

		333,333
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,751,961
EACH REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		333,333

	10	SHARED DISPOSITIVE POWER

		3,751,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,085,295

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8.0%

12	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

*********************

Item 1.  Security and Issuer

Common Stock, $0.01 Par Value.

The Sports Club Company, Inc. 11100 Santa Monica Boulevard Suite 300 Los Angeles, CA 90025

Item 2.  Identity and Background

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne.

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P. (“KACALP”), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment funds, including Arbco Associates, L.P.; Kayne, Anderson Non-Traditional Investments, L.P.; Kayne Anderson Diversified Capital Partners, L.P.; Kayne Anderson Capital Partners, L.P.; and Kayne Anderson Capital Income Partners (QP), L.P., each of which is a California limited partnership. Kayne Anderson Investment Management, Inc. (“KAIM”), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc., a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of KACALP, the investment limited partnerships, KAIM or KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

During the past five years, none of KACALP, the four above investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM.

Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (“KARIM”), and President and Director of KA Associates, Inc., a Nevada corporation (“KAA”). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

During the past five years, none of Mr. Kayne, KACALP, KARIM or KAA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

c.	The following persons (in addition to Richard A. Kayne) are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

John E. Anderson	Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

Howard M. Zelikow	Vice President and Director of KAIM

Robert V. Sinnott	Vice President of KAIM

Ralph C. Walter	Chief Operating Officer and Treasurer of KAIM and KA Holdings.

David J. Shladovsky	General Counsel and Secretary of KAIM and KA Holdings.

Item 3.  Source and Amount of Funds or Other Consideration

Investment funds were derived by a combination of cash and security contributions by limited partners or Richard A. Kayne.

Item 4.  Purpose of Transaction

          The Reporting Persons previously filed a Schedule 13G with respect to their beneficial ownership of the Issuer’s common stock. That ownership has not changed. Please see Item 5.

          On March 31, 2003, KACALP, on behalf of its affiliated accounts, executed a term sheet (the “Term Sheet”) with Palisade Concentrated Equity Partnership, L.P. (“Palisade”), Rex Licklider (“Licklider”), David Michael Talla (“Talla”) and each of Millenium Partners LLC, Millenium Entertainment Partners L.P, MDP Ventures I LLC, MDP Ventures II LLC and Millenium Development Partners L.P. (collectively, the “Millenium Parties”). KACALP and the other parties above are referred to herein collectively as the “Term Sheet Parties.” Licklider, Talla and the Millenium Parties are significant beneficial owners of the Issuer’s common stock and each has filed a Schedule 13D pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a “going private transaction” whereby Palisade, certain of the Millenium Parties and Licklider would fund the acquisition of all of the Issuer’s outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders (the “Surviving Stockholders”). The Term Sheet provides that the “going private transaction” would be effectuated by means of a merger (the “Merger”) of a company formed by Palisade with and into the Issuer, with the Issuer being the surviving entity (the “Surviving Entity”) in the Merger. Concurrent with the Merger, (i) the Millenium Parties, Licklider, Talla and the Surviving Stockholders, if any, would exchange all of their shares of the Issuer’s common stock for shares of the Surviving Entity’s common stock, and (ii) KACALP, MDP Ventures II LLC, Licklider and Talla will exchange all of their shares of the Issuer’s Series B preferred stock and Series C Preferred Stock for preferred stock of the Surviving Entity with the rights and privileges specified in the Term Sheet. Upon the Merger, the Term Sheet Parties and the Surviving Stockholders, if any, would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer’s common stock would cease to be authorized to be quoted and traded on the American Stock Exchange. The Term Sheet also sets forth certain rights and obligations of the Term Sheet Parties with respect to the Surviving Entity following the Merger. Most of the Term Sheet’s provisions are non-binding, however, the Term Sheet Parties have agreed to certain binding provisions, including with respect to exclusivity, confidentiality and expense reimbursement. The transactions contemplated by the Term Sheet are subject to the satisfaction of a number of significant conditions precedent as set forth in the Term Sheet. None of the provisions of the Term Sheet is binding on the Issuer, which previously formed a Special Committee of its Board of Directors to address any proposal to engage in a “going private transaction” by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, the Reporting Persons may be deemed to have formed a “group” with the other parties to the

Term Sheet for purposes of Section 13(d) of the Act and therules promulgated thereunder. Accordingly, the Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s common stock beneficially owned by such other parties as reported on their respective Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the Issuer’s common stock beneficially owned by such other parties. Additionally, the Reporting Persons expressly disclaim any assertion or presumption that the Reporting Persons and the other parties constitute a “group.”

Item 5.  Interest in Securities of the Issuer

a.       KACALP and Richard A. Kayne report beneficial ownership of 3,751,961 and 4,085,295 shares, respectively, representing 7.3% and 8.0% of the shares outstanding. These amounts include 3,291,667 shares of common stock which may be acquired upon conversion of Series B Convertible Preferred Stock. Due to a mathematical error, the number of shares acquirable upon conversion of Series B Convertible Preferred Stock was erroneously reported on Scheule 13G as 32,916,667.

b.       KACALP has shared voting and dispositve power (with Richard A. Kayne) over 3,751,961 shares. Richard A. Kayne has sole voting and dispositive power over 333,333 shares and shared voting and dispositive power (with KACALP) over 3,751,961 shares.

          The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as investment adviser and, in most cases, as general partner.

          KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c.       Transactions of the shares were made as follows:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

None

d.  Not applicable

e.  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4.

Item 7.  Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among Richard A. Kayne and KACALP.
Exhibit II	Term Sheet

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2003 Date

/S/ Richard A. Kayne Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

	By:	/S/ David J. Shladovsky

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne

Richard A. Kayne

/S/ David J. Shladovsky

Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner